September 14, 2005

Mail Stop 4561

Alexander James Craven, President
Nova Resources Inc.
152 Howard Road
Walkley, Sheffield
ENGLAND S63 RX

	Re:	Nova Resources Inc.
		Amendment no. 1 to Form SB-2
      Filed August 19, 2005
		Registration no. 333-125695


Dear Mr. Craven:

      We have reviewed the above amendment and have the following comments in that regard.


Prospectus
Cover Page

1. Prior comment 1. We note your response that you have not had any discussions with market makers regarding the quotation of your securities on the OTC Bulletin Board. However, the disclosure on your cover page indicates that you intend to offer your securities at
$.10 per share until "[y]our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices." We believe that this statement may give potential investors the impression that your securities will be quoted on this system in the near future. Please clarify here and else where appropriate the current status of your efforts to have your securities quoted.

Risk Factors, pages 7-10

2. Your first risk factor should disclose that it is anticipated that any additional financing requirements will be satisfied through the sale of stock or director loans as now reflected in Plan of Operations pursuant to our prior comment 14. Supplementally advise as to the basis of the statement that Mr. Craven, the sole officer and director, has the capability to make loans to Nova to fund future operations, if needed.

3. Please add a risk factor that addresses that fact that: the probability of this prospect ever having "reserves" that meet the requirements of Industry Guide 7 is extremely remote; in all probability the property does not contain any reserves; an any funds spent on exploration will probably be lost.

4. Please expand the factor regarding Mr. Craven`s lack of technical expertise to address his apparent lack experience in running not just a mining company but any company.

5. Please expand the factor regarding the cost of being a public company to include an estimate of those costs, which is now reflected in Plan of Operations pursuant to our prior comment 14.

6. Since you do not intend to qualify Nova`s stock for sale under applicable state blue sky regulations, please include a risk factor highlighting this fact and addressing the effect that this may be expected to have upon shareholders.

Determination of Offering Price, page 11

7. Prior comment 4. Please provide us with a copy of your business plan. Supplementally advise: how Mr. Craven became aware of the mineral claim held by Mr. Braden; the time period of negotiations for the purchase of the claim; and how Mr. Craven became acquainted with
Mr. Macdonald, the geologist who prepared the report on the Tryme property and other Braden claims.

Directors, Executive Officers, Promoters and Control Persons, page
17
Biographical Information, page 17

8. Please more fully disclose the nature of the part-time consulting performed by Mr. Craven for Swiss Financial Services Company from 1995 through 2002. Please also disclose what, if any, family relationship existed between Mr. Craven and this company. Clarify whether these services were performed in Switzerland or in the United
Kingdom.

Description of Business, pages 20-24

9. Please provide a clear statement that the Tryme property is without known reserves and the proposed program is purely exploratory in nature. Please also discuss who will be overseeing the exploration work on the Tryme property.

10. Prior comment 3. Please disclose how Mr. Craven plans to manage a company in the Northwest Territories of Canada while attending university in Sheffield, England.

Geological Assessment Report: Tryme Property, page 22

11. Prior comment 13. We have not received Mr. Glen MacDonald`s geological assessment report, as stated in your letter of August
18,
2005. We will not continue our review until this report is furnished to us.

Financial Statements

12. Provide a current consent in any amendment and consider the updating requirements of Item 310(g) of Regulation S-B.

Legality Opinion

13. Your legality opinion does not reference Nevada law. Please revise.

Closing

      You may contact Raj Rajan at (202) 551-3388 or Hugh West,
Branch Chief - Accounting at (202) 551-3872 if you have questions regarding comments on the financial statements and related
matters.
Please contact Hugh Fuller at (202) 551-3853 or me at (202) 551-
3730
with any other questions.

      					Sincerely,



      					Barbara C. Jacobs
      							Assistant Director


CC: 	Karen A. Batcher
	Batcher, Zarcone Barker LLP
	4190 Bonita Road, Suite 202
	Bonita, CA 91902
      Facsimile Transmission No. (619) 789-6262